              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                    (Amendment No. _____)*


                Standard Brands Paint Company
                       (Name of Issuer)


                Common Stock, par value $0.01
                (Title of Class of Securities)


                          85 3156107
                        (CUSIP Number)


                     Jose Gregorio Garcia
             Corimon, S.A.C.A., Calle Hans Neumann
           Edificio Corimon, Los Cortijos de Lourdes
          Caracas, Venezuela 0171  011 (582) 203-5560
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                     February 15, 1995
    (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------
CUSIP NO. 85 3156107
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Corimon, S.A.C.A.
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [  ]
                                             (b)  [  ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
          00
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Venezuela
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF              12,509,360 shares (indirect)
    SHARES     ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY               -0-
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON                -0-
    WITH       ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                         -0-
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               12,509,360 shares (possible indirect beneficial
               ownership)
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.8% (possible indirect beneficial ownership)
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          HC, CO
____________________________________________________________

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- --------------------
CUSIP NO. 85 3156107
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Corimon International Holdings Limited
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]
                                             (b)  [  ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
          00
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF              12,509,360 shares (indirect)
    SHARES     ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY               -0-
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON                -0-
    WITH       ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                         -0-
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          12,509,360 shares (possible indirect beneficial
          ownership)
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.8% (possible indirect beneficial ownership)
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          HC, CO
____________________________________________________________

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- --------------------
CUSIP NO. 85 3156107
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Corimon Corporation
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]
                                             (b)  [  ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
          00
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF              12,509,360 shares
    SHARES     ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY               -0-
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON                -0-
    WITH       ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                         -0-
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          12,509,360 shares
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.8%
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
          CO
____________________________________________________________

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ITEM 1.  SECURITY AND ISSUER.

          This statement relates to shares of the Common Stock, $0.01 par value ("Common Stock"), and the 8% cumulative convertible redeemable preferred stock, $0.01 par value ("Preferred Stock"), of Standard Brands Paint Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4300 West 190th Street, Torrance, CA 90509.


ITEM 2.  IDENTITY AND BACKGROUND.

          (a), (b), (c) and (f) This statement is filed on behalf of Corimon Corporation, a Delaware corporation ("Corimon Corporation"), which is a wholly-owned subsidiary of Corimon International Holdings Limited, a Cayman Islands corporation ("Corimon International"), which is a wholly-owned subsidiary of Corimon, S.A.C.A., a Venezuelan corporation ("CRM"). The principal executive offices of Corimon Corporation, Corimon International and CRM are located at Edificio Corimon, Calle Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela. Corimon Corporation, Corimon International and CRM are herein referred to collectively as the "Reporting Persons."

          CRM is a Venezuelan holding company with multinational operations principally in the paint, coatings and related products industries, and regional operations principally in the food and packaging industries.

          Corimon International is a holding company whose principal activity is holding stock in various subsidiaries of CRM, its parent.

          Corimon Corporation is a holding company whose principal activity is holding stock in various subsidiaries of CRM, its parent, which in the future will include shares of Common Stock.

          The names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) and citizenship of the directors and executive officers of Corimon Corporation, Corimon International and CRM are set forth in Schedules A, B and C, respectively, attached hereto and are incorporated herein by reference.

          (d) None of the Reporting Persons nor any other person controlling the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Schedules A, B and C attached hereto has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

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          (e)  None of the Reporting Persons nor any other
person controlling the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Schedules A, B and C attached hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The interim loan and subsequent equity investment were funded from the proceeds of the sale to Fidelity Capital & Income Fund ("FCI") of 516,129 shares of Corimon Corporation's Series A Preferred Stock at $15.50 per share and $9,939,175 aggregate principal amount of Put Notes of Corimon Corporation, at a purchase price of 100% of the principal amount thereof, pursuant to the Stock and Note Purchase Agreement, dated as of February 14, 1995, attached as Exhibit 1 hereto and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION.

          Presently Corimon Corporation has the sole power to vote 12,509,360 shares of the Company's Common Stock, as more fully described in Item 5 below, by virtue of the proxies granted to it as contemplated by Section 2.3 of the Investment Agreement described below. Corimon Corporation considers that it has no pecuniary interest in such shares.

          Corimon Corporation is purchasing a controlling interest in the Company as part of the Company's restructuring of its debt and equity capital (the "Restructuring") pursuant to an Investment Agreement, dated as of February 15, 1995, attached as Exhibit 2 hereto and incorporated herein by reference. The principal elements of the Restructuring are:

          A. Amendment to the Company's Restated Certificate of Incorporation to increase the amount of authorized capital stock of the Company, and to effect a 1-for-10 reverse stock split ("Reverse Stock Split") pursuant to which each stockholder will hold one share of the Company's post-split shares for every ten shares presently held;

          B. Sale to Corimon Corporation of 15,700,496 newly issued shares of the Company's Common Stock, which will constitute approximately 76.1% of the Company's outstanding common stock, for $14 million (such issuance is

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priced at $0.89 per share post-Reverse Stock Split or $0.089 per share pre-Reverse Stock Split, and the $14 million to be paid by Corimon Corporation was previously advanced in the form of an interim loan);

          C. Exchange of $16 million of the Company's outstanding debt (including approximately $2 million of debt held by Corimon Corporation) into 2,242,928 newly issued shares of Common Stock (at the same price per share as the CRM shares under B above) and 1,570,049 newly issued shares of Preferred Stock (priced at $8.92 per share of the Preferred Stock and including a conversion price for the Common Stock of $1.11 per share);

          D. Transfer of 15 of the Company's real estate properties to the real estate liquidating trust established on July 12, 1994 ("Liquidating Property Trust"), in which the Company currently has a residual interest; release of related long-term debt; and sale of the Company's residual interest in the Liquidating Property Trust to Corimon Corporation and to FCI, Kodak Retirement Income Plan Trust Fund ("KRI"), Transamerica Life Insurance and Annuity Co. ("TLIAC"), Transamerica Occidental Life Insurance Co. ("TOLIC"), Sun Life Insurance Company of America ("SAFI") and Anchor National Life Insurance Company ("ANLIC"), for an additional $2 million payable in cash by Corimon Corporation and in consideration of their participation in the Restructuring; in the aggregate as a result of the Restructuring, properties or property interests having a book value as of October 31, 1994 of approximately $95 million will be disposed of and consolidated long term debt of approximately $77 million will be released.


          Pursuant to the Stockholders Agreement described below, three directors appointed by CRM were elected to the Board of Directors of the Company (to be increased to five directors at the Effective Date) and CRM has the right to appoint seven of the Company's ten directors after the Effective Date. After the Effective Date, Corimon
Corporation, through such directors, intends to participate actively in the management of the Company.

          The consummation of the Restructuring is subject to a number of conditions, including approval by the stockholders of the Company. The date of the closing under the Investment Agreement, which is currently contemplated to occur in April 1995, is referred to herein as the "Effective Date".


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

          (a) and (b) Pursuant to the Investment Agreement,
FCI, KRI, TLIAC, TOLIC, SAFI and ANLIC have agreed with
Corimon Corporation, and have granted irrevocable proxies to

Corimon Corporation, to vote their shares, representing 12,509,360 shares or 55.8% of the voting capital of the Company in the aggregate, (i) in favor of the Restructuring,
(ii) against any action or agreement that would compete with, impede or interfere with or attempt to discourage or inhibit the timely consummation of the Restructuring, (iii) except for the Restructuring, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets or securities of the Company or its subsidiaries that would be inconsistent with the Transactions and (iv) as to any matter related to the election or removal of directors, as directed by Corimon Corporation.

          Pursuant to the Investment Agreement, such parties have agreed not to transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber any of such party's shares of Common Stock without the prior written consent of the Company and Corimon Corporation and prior notice to the other parties, except under limited circumstances. The Company and Corimon Corporation will not unreasonably withhold such consent to limited transfers (for example up to 5% of each party's holdings on a pro rata basis) so long as their material interests are not adversely affected thereby.

          Pursuant to the Investment Agreement, each of the parties agrees that such party will not purchase or otherwise acquire beneficial ownership of any shares of Common Stock, nor will any party acquire the right to vote or share in the voting of any shares of Common Stock, unless such party agrees to deliver to Corimon Corporation immediately after such purchase or acquisition an irrevocable proxy substantially similar to the proxies already delivered to Corimon Corporation with respect to such new shares.

          The foregoing number of shares and percentage are calculated based on the 7,630,307, 1,433,413, 0, 2,139,940,
1,305,700 and 0 shares, respectively, of Common Stock that FCI, KRI, TLIAC, TOLIC, SAFI and ANLIC have represented to CRM and Corimon Corporation in the Investment Agreement that they own as of February 15, 1995 and the 22,429,275 shares of Common Stock that the Company has represented to CRM and Corimon Corporation in the Investment Agreement as being issued and outstanding as of February 15, 1995. Except as set forth herein, none of the Reporting Persons has any sole or shared power to vote or direct the vote of any Common Stock nor sole or shared power to dispose of or direct the disposition of any Common Stock.

          By virtue of the relationships reported in Item 4 above and this Item 5, each of CRM, Corimon International and Corimon Corporation may be deemed to be the indirect beneficial owner of such shares and/or to be a members of a "group" with the above-named persons who are parties to the Investment Agreement. The filing of this statement on
Schedule 13D shall not be construed as an admission by CRM, Corimon International or Corimon Corporation that it is the direct or beneficial owner of such shares or a member of any such group.

          (c) Except as set forth herein, no transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons nor any other person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto.

          (d) Upon the Effective Date, Corimon Corporation will have the right to receive, and power to direct the receipt of, dividends from, and proceeds from the sale of, the 15,972,332 shares of Common Stock and 190,288 shares of Preferred Stock to be acquired by it. Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock or Preferred Stock.

          (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         COMPANY.

          As described herein, the Reporting Persons have entered into the following contracts, arrangements, understandings and relationships with respect to securities of the Company:

          The Investment Agreement provides for the Restructuring, as described in Item 4 above, and the voting provisions, as described in Item 5 above. Pursuant to the Investment Agreement, Corimon Corporation will acquire (i) 15,972,332 newly issued shares of Common Stock of the Company, representing approximately 77.4% of the outstanding shares of Common Stock after the Restructuring and (ii) 190,288 newly issued shares of Preferred Stock of the Company, representing approximately 12.1% of the outstanding shares of Preferred Stock after the Restructuring. The filing of this statement on Schedule 13D shall not be construed as an admission by CRM, Corimon International or Corimon Corporation that it is the direct or beneficial owner of such shares. Except as set forth herein, neither the Reporting Persons not, to the best of their knowledge, any of the persons named in Schedules A, B and C hereto beneficially owns any shares of Common Stock.

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

          Pursuant to the Interim Loan Agreement, dated as of February 15, 1995, attached hereto as Exhibit 3 and incorporated herein by reference, Corimon Corporation provided interim financing to the Company in contemplation of the Restructuring. Pursuant to the Interim Loan Agreement, Corimon Corporation purchased $14 million of notes from the Company on substantially the same terms as the $10 million of the Company's outstanding debt that will be exchanged as part of the Restructuring. Such notes will be exchanged for Common Stock of the Company at the Effective Date. Pursuant to an intercreditor agreement, such loan shares pro rata in the collateral securing other obligations of the Company, and the Company has granted fourth mortgages to Corimon Corporation on its real properties to secure the indebtedness.

          Pursuant to the Note Purchase Agreement, dated as of February 15, 1995, attached hereto as Exhibit 4 and incorporated herein by reference, Corimon Corporation purchased from Standard Brands Paint Collateral Trust approximately $2 million of the Company's outstanding debt.
Such debt will be exchanged for Common Stock and Preferred
Stock of the Company at the Effective Date.

          The Stockholders Agreement, dated as of February 15, 1995, attached hereto as Exhibit 5 and incorporated herein by reference, provides (i) that the By-Laws of the Company were amended, (ii) that three directors appointed by Corimon Corporation were elected to the Board of Directors of the Company (to be increased to five directors at the Effective
Date), (iii) that Corimon Corporation has the right to appoint seven of the Company's ten directors after the Effective Date and (iv) that TOLIC, TLIAC, SAFI and ANLIC have the right to appoint one director of the Company.

          The Registration Rights Agreement, dated as of February 15, 1995, attached hereto as Exhibit 6 and incorporated herein by reference, provides that the holders (including Corimon Corporation) of the shares of Preferred Stock and Common Stock acquired pursuant to the Restructuring will have the right to have their shares registered under the Securities Act of 1933, as amended, by the Company, and (ii) "piggyback" registration rights, subject to standard underwriters' cutback provisions. The holders of the shares of Preferred Stock and Common Stock shall be entitled to liquidated damages from the Company in the event that the Company fails to timely file the registration statement or fails to receive an effective order from the Securities and Exchange Commission within a certain period of time after filing. The Company will bear the registration expenses (exclusive of underwriting discounts and commissions) of all registrations.

          The Put Agreement, dated as of February 15, 1995, attached hereto as Exhibit 7 and incorporated herein by

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

reference, provides that the parties named therein have the right to put (i) the shares of Common Stock that they acquired pursuant to the Restructuring to CRM at a price of $0.89 per share if such shares are not registered under the Securities Act of 1933 in accordance with the Registration Rights Agreement and (ii) the shares of Preferred Stock that they acquired pursuant to the Restructuring to CRM at a price of $4.46 per share if dividends have not been paid on such shares for a period of six quarters.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1   Stock and Note Purchase Agreement among
                      Corimon, S.A.C.A., Corimon Corporation
                      and Fidelity Capital & Income Fund,
                      dated as of February 14, 1995.

          Exhibit 2 Investment Agreement among Corimon, S.A.C.A., Corimon Corporation, Fidelity Capital & Income Fund, Kodak Retirement Income Plan Trust Fund, Transamerica Life Insurance and Annuity Co., Transamerica Occidental Life Insurance Co., Transamerica Life Insurance Company, Sun Life Insurance Company of America, Anchor National Life Insurance Company and Standard Brands Paint Collateral Trust and the Company, dated as of February 15, 1995.

          Exhibit 3 Interim Loan Agreement among Corimon Corporation, the Company, Standard Brands Paint Co. and Standard Brands Realty Co., Inc., dated as of February 15, 1995

          Exhibit 4   Note Purchase Agreement between Corimon
                      Corporation and Standard Brands Paint
                      Collateral Trust, dated as of February
                      15, 1995.

          Exhibit 5   Stockholders Agreement between Corimon
                      Corporation and Standard Brands Paint
                      Company, dated as of February 15, 1995.

          Exhibit 6 Registration Rights Agreement among Corimon Corporation, Fidelity Capital & Income Fund, Kodak Retirement Income Plan Trust Fund, Transamerica Life Insurance and Annuity Co., Transamerica Occidental Life Insurance

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

                      Co., Transamerica Life Insurance
                      Company, Sun Life Insurance Company of
                      America, Anchor National Life Insurance
                      Company, Libra Investments, Inc. and the
                      Company, dated as of February 15, 1994.

          Exhibit 7 Put Agreement among Corimon, S.A.C.A. and Fidelity Capital & Income Fund, Kodak Retirement Income Plan Trust Fund, Transamerica Life Insurance and Annuity Co., Transamerica Occidental Life Insurance Co., Transamerica Life Insurance Company, Sun Life Insurance Company of America, Anchor National Life Insurance Company and Libra Investments, Inc., dated as of February 15, 1994.

                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CORIMON CORPORATION


                         By:  /s/ Arthur W. Broslat
                              Name:  Arthur W. Broslat
                              Title: Director

                         Date:  February 23, 1995

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



                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      CORIMON INTERNATIONAL HOLDINGS LIMITED


                      By:  /s/ Arthur W. Broslat
                           Name:  Arthur W. Broslat
                           Title: President

                      Date: February 23, 1995

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



                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      CORIMON, S.A.C.A.


                      By:  /s/ Arthur W. Broslat
                           Name:  Arthur W. Broslat
                           Title: Executive Vice President

                      By:  /s/ Charles D. Codrea
                           Name:  Charles D. Codrea
                           Title: Vice President and Chief
                                  Financial Officer


                      Date:  February 23, 1995

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

                                 SCHEDULE A TO SCHEDULE 13D

                      CORIMON CORPORATION
               DIRECTORS AND EXECUTIVE OFFICERS


          The names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) of the directors and executive officers of Corimon Corporation are set forth below. The business address of each person whose principal occupation or employment is with Corimon Corporation or Corimon, S.A.C.A. is Edificio Corimon, Calle Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela. Each person against whose name an asterisk appears is a director of Corimon Corporation. Each person named below is a citizen of Venezuela except Arthur W. Broslat, who is a citizen of the United States of America.


                             Principal Occupation/Employment
 Name                        and Business Address

 Arthur W. Broslat*          President and Director
                             Corimon Corporation
                             AND
                             Executive Vice President
                             Corimon, S.A.C.A.

 Gustavo Mata-Borjas*        Director
                             Corimon Corporation
                             AND
                             Vice President and General
                             Counsel
                             Corimon, S.A.C.A.

 Bertha S. de Almeyda*       Director
                             Corimon Corporation
                             AND
                             General Manager
                             Corimon, S.A.C.A.

 Marta B. de Hernandez*      Director
                             Corimon Corporation
                             AND
                             General Manager
                             Corimon, S.A.C.A.

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

                                 SCHEDULE B TO SCHEDULE 13D

            CORIMON INTERNATIONAL HOLDINGS LIMITED
               DIRECTORS AND EXECUTIVE OFFICERS


          The names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) of the directors and executive officers of Corimon International Holdings Limited are set forth below. The business address of each person whose principal occupation or employment is with Corimon International Holdings Limited or Corimon, S.A.C.A. is Edificio Corimon, Calle Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela. Each person against whose name an asterisk appears is a director of Corimon International Holdings Limited. Arthur W. Broslat is a citizen of the United States of America. Gustavo Mata-Borjas, Marta B. de Hernandez and Jose Gregorio Garcia are citizens of Venezuela. ATC Trustees (Cayman) Ltd. is a corporation organized under the laws of the Cayman Islands whose principal business activity consists of acting as a director for various corporations, including Corimon International Holdings Limited. The business address of ATC Trustees (Cayman) Ltd. is set forth below.

                             Principal Occupation/Employment
 Name                        and Business Address

 Arthur W. Broslat*          President and Principal Director
                             Corimon International Holdings
                             Limited
                             AND
                             Executive Vice President
                             Corimon, S.A.C.A.

 Marta B. de Hernandez*      Principal Director
                             Corimon International Holdings
                             Limited
                             AND
                             General Manager
                             Corimon, S.A.C.A.

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                             Principal Occupation/Employment
 Name                        and Business Address


 Jose Gregorio Garcia*       Principal Director
                             Corimon International Holdings
                             Limited
                             AND
                             Treasurer
                             Corimon, S.A.C.A.

 Gustavo Mata-Borjas*        Principal Director
                             Corimon International Holdings
                             Limited
                             AND
                             Vice President and General
                             Counsel
                             Corimon, S.A.C.A.

 ATC Trustees                S.M.B. Picadilly Center, 2nd
 (Cayman) Ltd.               floor
                             P.O. Box 30592, George Town
                             Grand Cayman, Cayman Islands
                             British West Indies

          With respect to ATC Trustees (Cayman) Ltd., the names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation in which such occupations or employment are conducted) of persons authorized as signatories for this corporation are set forth below. Hans Sluyser, Michael Jones and Robert Govaerts are directors of ATC Trustees (Cayman) Ltd. Richard Gorther is a citizen of Australia, Hans Sluyser is a citizen of The Netherlands, Michael Jones is a citizen of Jamaica and Robert Govaerts is a citizen of Canada.

                         Principal Occupation/Employment
 Name                    and Business Address

 Hans Sluyser            President
                         ATC Trustees (Curacao) N.V.
                         Chuchubiweg 117
                         Curacao, Netherlands Antilles

 Michael Jones           Senior Vice President
                         ATC Trustees (Curacao) N.V.
                         Chuchubiweg 117
                         Curacao, Netherlands Antilles

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                         Principal Occupation/Employment
 Name                    and Business Address

 Robert Govaerts         Managing Director
                         ATC Trustees (Cayman) Ltd.
                         S.M.B. Picadilly Center, 2nd Floor
                         P.O. Box 30592, George Town
                         Grand Cayman, Cayman Islands
                         British West Indies

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                                 SCHEDULE C TO SCHEDULE 13D

                       CORIMON, S.A.C.A.
               DIRECTORS AND EXECUTIVE OFFICERS


          The names, business addresses, principal occupations or employment (and the names, principal businesses and addresses of any corporation or other organization in which such occupations or employment are conducted) of the directors and executive officers of Corimon, S.A.C.A. are set forth below. The business address of each person whose principal occupation or employment is with Corimon, S.A.C.A. is Edificio Corimon, Calle Hans Neumann, Los Cortijos de Lourdes, Caracas, Venezuela. Each person against whose name an asterisk appears is a director of Corimon, S.A.C.A. Each person named below is a citizen of Venezuela, except Arthur W. Broslat who is a citizen of the United States of America.

                           Principal Occupation/Employment
Name                       and Business Address

Philippe Erard*            Chairman of the Board, President
                              and Chief Executive Officer
                           Corimon, S.A.C.A.

Jose Luis Gomez Gomez*     Executive Vice President
                           Corimon, S.A.C.A.

Arthur W. Broslat*         Executive Vice President
                           Corimon, S.A.C.A.

Gustavo Mata-Borjas*       Vice President and General Counsel
                           Corimon, S.A.C.A.

Eduardo J. Borberg*        Attorney
                           Member of D'Empaire, Reyna y
                           Bermudez
                           Edificio Polar
                           Plaza Venezuela
                           Caracas, Venezuela

Ramon Illaramendi          Director
  Ochoteco*                Corimon, S.A.C.A.

Ramon Pinango*             Academic Director
                           I.E.S.A.
                           Calle IESA
                           San Bernardino
                           Caracas, Venezuela

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                           Principal Occupation/Employment
Name                       and Business Address

Henrique Machado           President
  Zuloaga*                 Sivensa S.A.I.C.A. S.A.C.A.
                           Torre America
                           Avenue Venezuela - Bello Monte
                           Caracas, Venezuela

Francisco G.               President
  Aguerrevere*             Electricidad de Caracas, C.A.
                           Edificio La Electricidad
                           Avenue Vollmer
                           San Bernardino
                           Caracas, Venezuela

Samuel Berner*             Advisor to Swiss Bank in Venezuela

Teodosio Brea*             Attorney
                           Member of Allende & Brea
                           Argentina

Malcolm Caplan*            Attorney
                           Member of Baker & McKenzie
                           Venezuela

Moises Naim*               Senior Associate
                           Carnegie Endowment
                           Washington, D.C.

Luis Augusto Vegas-        Chairman of the Board and
  Benedetti*                  Chief Financial Officer
                           Benedetti & Co.

Charles D. Codrea          Vice President and Chief Financial
                           Officer
                           Corimon, S.A.C.A.

Santos Cohen               Vice President and General Manager
                           Corimon, S.A.C.A.

Rafael Lara                Vice President
                           Corimon, S.A.C.A.

Enrique Permuy             Vice President
                           Corimon, S.A.C.A.

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                         EXHIBIT INDEX

Exhibit 1      Stock and Note Purchase Agreement
Exhibit 2      Investment Agreement
Exhibit 3      Interim Loan Agreement
Exhibit 4      Note Purchase Agreement
Exhibit 5      Stockholders Agreement
Exhibit 6      Registration Rights Agreement
Exhibit 7      Put Agreement